Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Proposed Acquisition of TBG Inc. and Strategic Review

Melbourne, Australia, 1 May 2015. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) is pleased to announce that it has today signed a Binding Term Sheet to acquire the company TBG Inc. (“TBG”) (the “Strategic Transaction”), subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange (“TPEx”), regulatory and shareholder approvals.

TBG Inc.

Established in Cayman Islands in 2006, TBG is positioned as a holding company focusing on the global molecular diagnostics business and is dedicated to the development, manufacture and marketing of nucleic acid testing kits and services. TBG has R&D, manufacturing and sales operations and wholly owned subsidiaries in the United States, Taiwan and China. TBG is one of the leading providers of quality Human Leukocyte Antigen (HLA) Typing Kits for immune matching of bone marrow, cord blood and solid organ transplants. TBG is a wholly owned subsidiary of the TPEx-listed company, Medigen Biotechnology Corporation (“MBC”).

Binding Term Sheet Summary

A Binding Term Sheet has been signed between the parties. Pursuant to the Binding Term Sheet, Progen has agreed to acquire 100% of TBG in return for issuing 101,722,974 new ordinary shares in Progen (being 64.8% of the total expanded capital base).

The proposed acquisition is subject to:

1.	The parties’ due diligence;
2.	Regulatory approvals (ASX, ASIC, TPEx, etc);
3.	Progen shareholder approval; and
4.	Successful Progen capital raising of minimum AUD$8 million (to a maximum of AUD$10 mlllion) at an issue price of $0.21 per Progen share.

Medigen Biotechnology Corporation is a Major Shareholder of Progen Pharmaceuticals

MBC currently holds 19.7% of the issued capital in Progen. Shareholders in Progen will be asked to approve the acquisition of TBG, along with the issue of shares to Medigen Biotechnology as TBG shareholders, at a General Meeting to be called in Q3 2015. If MBC owns shares in Progen at the time of this vote, it will not be permitted to vote as it is a related party to this transaction.

Strategic Review

Progen has also commenced a review of whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG (the “Strategic Review”). Progen is currently conducting clinical stage drug development activities with the Phase 1 clinical trial of PG545 directed at testing the safety and tolerability of this drug for use in oncology, and owns a contract manufacturing biopharmaceutical company, PharmaSynth Pty Limited. Progen has determined that it will retain the asset PI-88 and this will not form part of the Strategic Review. The Strategic Review will consider a variety of options with the objective of maximising value for all of the Company’s shareholders. The Company anticipates the Strategic Review will take approximately 2 to 4 months. Progen will provide the market with regular periodic updates as to the progress of the Strategic Review.

Summary

We look forward to announcing a date for the General Meeting and supplying shareholders with explanatory documentation for consideration prior to voting on the proposed acquisition of TBG and associated matters.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.